Exhibit 99.17

FOR IMMEDIATE RELEASE

6 FEBRUARY, 2008

Pre-conditional offer by BHP Billiton

Chinalco and Alcoa have taken note of today’s pre-conditional offer by BHP Billiton for the shares of Rio Tinto Limited and Rio Tinto plc.

Together, we plan to closely monitor further developments, in particular any response from the board of Rio Tinto. As shareholders in Rio Tinto plc, we believe any offer should reflect the fundamental value of the company.

Background to Chinalco

Chinalco is a diversified metals and mining company based in Beijing, China. Chinalco is one of the largest diversified metals and mining companies in China and is engaged in exploration, mining and downstream processing of mineral resources including bauxite, alumina, aluminum, copper, as well as other nonferrous and rare metals. Chinalco is the largest alumina and primary aluminum producer in China and one of the leading alumina and primary aluminum producers in the world.

Headquartered in Beijing and founded in 2001, Chinalco has operations across 21 provinces in China with subsidiaries/offices in 9 countries across 5 continents including operations and investments in Australia, Canada, Peru, Fiji and Guinea. Chinalco employs 221,000 people and for the 2007 financial year had total expected sales of US$18.3 billion with profits of US$2.99 billion.

Chinalco’s largest asset is a 38.56% stake in Chalco which is listed on the New York, Hong Kong, and Shanghai stock exchanges.  Chalco has a market capitalisation of more than US$50 billion and had revenues of over US$8 billion in 2006. More information can be found at www.chinalco.com.cn

Background to Alcoa

Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, through its growing position in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components including flat-rolled products, hard alloy extrusions, and forgings, Alcoa also markets Alcoa® wheels, fastening systems, precision and investment castings, structures and building systems. The Company has 107,000 employees in 44 countries and has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland. Alcoa is listed on NYSE and has a market value of approximately US$27 billion. More information can be found at www.alcoa.com

Lehman Brothers and China International Capital Corporation acted as financial advisors to Chinalco and SPPL.

Enquiries:

Chinalco	+ 86 10 82 29 85 08

Lv Youqing

Alcoa	+ 1 724 422 78 44

Kevin Lowery

Lehman Brothers International (Europe) Limited	+ 44 (0)20 7102 1000

London

Nick Wiles

Adrian Mee

Samuel Bertrand

Beijing	+ 852 2252 6000

Zhizhong Yang

Hong Kong	+ 852 2252 6000

Anthony Steains

Colin Banfield

China International Capital Corporation	+ 86 10 65 05 11 66

Yicheng Xu

The Maitland Consultancy	+ 44 (0)20 7379 5151

Philip Gawith

Liz Morley

Financial & Corporate Relations Pty Limited (FCR)	+ 61 292 351 666

Anthony Tregoning

Ashley Rambukwella

The Abernathy McGregor Group Inc.	+ 1 212 371 5999

Winnie Lerner

Tom Johnson

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.  Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Lehman Brothers International (Europe) is advising Chinalco and SPPL and no-one else in relation to the matters contained in this announcement and will not be responsible to anyone other than Chinalco and SPPL for providing the protections afforded to clients of Lehman Brothers International (Europe) or for providing advice in relation to the matters contained in this announcement.